[LETTERHEAD OF BROCKER TECHNOLOGY GROUP]


        Brocker Wins its First International Telecommunications Contract

AUCKLAND, New Zealand - August 13, 2001. /PRNewswire/(Nasdaq:  BTGL - news; TSE:
BKI) Brocker Online Telecommunications, a division of Brocker Technology Group (www.brockergroup.com) today announced that it has signed an exclusive telecommunications agreement with the Australian Corporate Alliance Program of the districts of Rotary International in Australia, giving it access to a market of up to 37,000 businesses and 160,000 individuals. This follows Brocker's announcement in January that it is partnering with Rotary districts in New Zealand to help launch the biggest fund-raising initiative in its history.

Under the terms of an agreement between Brocker and the Districts of Rotary International in Australia and New Zealand, Brocker is providing a comprehensive range of telecommunication services to Rotary club members and associates for the next six years. These will initially include fixed line toll calls, cellular phones and IVR (interactive voice response) solutions. Later, these services will be expanded to include internet services. Brocker Online Telecommunications developed the fund-raising concept and the software to support it.

Brocker provides Rotary members with these telecommunications services at extremely competitive prices, equivalent in most cases to the best rates in the market. Brocker's ability to purchase call minutes at a significant discount enables Brocker to generate a healthy return, as well as pass an attractive margin back to the Rotary clubs each time a participating member makes a phone call or uses another of these offerings.

Through this partnership Brocker will support Rotary Youth Leadership Awards and will provide financial assistance for Rotary club and district projects.

Brocker has developed the software that administers the distribution of funds to the Rotary clubs and their corresponding districts. This software generates monthly reports to track the individual clubs' and members' activities which generate contributions. The Company is working on plans to expand its Rotary relationship into other countries and market variations of the billing application to other charitable organizations.

"Rotary alone represents a huge market globally," said Brocker CEO, Richard Justice. "But of equal importance to Brocker is that this deal establishes us as an international telco. Expansion does not require burdensome levels of investment, relying more on the skills of our Online Telecommunications team, which - as we are demonstrating - are world class."

About Rotary International

Rotary International is a volunteer organization dedicated to community service. Members create and assist with community projects funded by initiatives undertaken by each Rotary club. There are approximately 1.2 million Rotarians worldwide, members of more than 30,000 clubs in 163 countries. In New Zealand Rotary International has 10,300 members operating out of 225 clubs throughout the country and an additional 40,000 members of Probus - an organization sponsored by Rotary clubs. In Australia there are 37,100 Rotary members operating out of 1,200 clubs, with an additional 134,000 Probus members in 1,660 clubs.

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About Brocker's Online Telecommunications division

Brocker Technology Group is a communications company focused on improving information flows by delivering innovation and market leadership in telecommunication services, e-commerce strategies and information management technologies. Brocker subsidiary, Datec also provides a broad range of IT and communications solutions to companies across the South Pacific.

Brocker's Online Telecommunications division (Online) specializes in the creative development of telecommunications solutions to deliver advanced applications to meet business and residential requirements. Online is a Telecom New Zealand strategic reseller, with agreements to supply its customers with fixed line toll services, cellular phone solutions and internet connectivity.

Online specializes in working with associations and closed user groups, to provide unique and creative revenue-generation and market differentiation initiatives.

For more information on Brocker Technology Group, please visit the website, www.brockergroup.com or contact:


    Jed Grylls                                  Robert Rowell
    Brocker Online Telecommunications           Investor Relations
    Tel: +64 9 374 2666                         Telephone: 1-800-299-7823
    e-mail: jgrylls@brockergroup.com            e-mail: rrowell@brockergroup.com


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